Exhibit VII

New Frontier Media, Inc.

6000 Spine Road, Suite 100

Boulder, CO 80301

Attn: Michael Weiner, Corporate Secretary

23 May 2012

Dear Sirs

As the single largest shareholder of New Frontier Media, Inc., we remain extremely concerned with the actions (or shall we say “inactions”) of the Special Committee since we first made public on March 9, 2012 our proposal to acquire the Company in an all cash transaction. We remain extremely committed to an acquisition and are hereby increasing our offer to a price of $1.75 per share in cash. Our offer represents a premium of over 60% to the Company’s average closing stock price from the start of this year until February 15, 2012, the date on which we first contacted you expressing our interest in an acquisition. In an effort to be completely transparent we thought it is in the best of interests of all shareholders for us to make our offer public. We urge the Board of Directors to similarly embrace the spirit of transparency.

We believe we have provided the Special Committee with all relevant material information relating to our proposal. We further note that we have not requested, and do not believe that we need, any material non-public information to complete this acquisition on the terms described herein. However, if the Special Committee is willing to provide us access to such information under reasonable and customary terms and conditions that would not preclude us from taking actions which would be in the best interests of all shareholders, we would consider such new information in putting forth our best possible offer. It is time for the Special Committee to allow the shareholders, the true owners of the Company, to decide for themselves whether our proposal—providing immediate liquidity at a substantial premium—is a better alternative to the Board of Director’s current misguided, time-consuming and value-wasting strategy of remaining a public company and paying the associated exorbitant costs, including the excessive and unnecessary board fees to its non-management directors.

We believe that the Chairman of the Special Committee mischaracterized our intentions when he stated our “threatened proxy contest is a transparent attempt to take control of New Frontier Media.” For the record, let us be explicitly clear—our intentions are to acquire New Frontier Media in an all cash transaction representing a substantial premium for all shareholders. To this end, we fully support the Special Committee’s stated objective of “acting in the best interests of, and maximizing value for, all shareholders”, and are prepared at this time to allow for a “go shop” period in a definitive agreement. We are also prepared to participate in an auction process to ensure that shareholders receive fully-negotiated, full and fair value for their shares, and look forward to receiving the promised bid letter from the Special Committee’s financial advisor. All we ask is that the members of the Special Committee act quickly, exercise their fiduciary duties and live up to their mandate before further shareholder value is destroyed.

We want to remind shareholders that the Board of Directors has not responded to the request in our March 9th letter that it publicly disclose the cumulative amounts of all the fees and compensation (including reimbursed expenses) that the directors have each collected or expect to collect, as well as fees for work their respective firms have charged the Company, this fiscal year, including any fees payable to the members of the Special Committee. Nor has the Special Committee responded to our advance notice of our intention to nominate a slate of nominees for directors at the next annual meeting. Are they looking to further delay the process (such as by delaying the annual meeting) or force a time consuming and value-destroying litigation when we clearly have the best interests of all shareholders in mind? Shareholders should not stand by while the Board of Directors takes steps to further entrench themselves. We hope that the Special Committee will finally take its fiduciary duties seriously and not continue to use our offer as a justification for paying itself additional fees.

Our offer continues not to be subject to a financing contingency, and we anticipate that there would be limited conditions to closing, including retention of management, the state of the balance sheet, no material adverse change, and that New Frontier Media obtains all necessary corporate and regulatory approvals. In addition, we urge the Company to refrain from establishing any new or additional “change of control” or similar obligations or otherwise taking actions which further erode shareholder value.

Although we remain optimistic that we can reach an agreement that benefits all of New Frontier Media’s shareholders in a timely manner, we are committed to protecting the value of our investment and continue to be prepared to pursue any and all actions available to us in order to maximize all shareholders’ interests. We believe it is imperative upon the Special Committee to allow the shareholders to decide for themselves the future of this company, including whether to accept our offer, or, if one is received, a higher and better offer, or to reject all offers. Under any of these circumstances, we will be content in knowing that it was OUR actions that resulted in greater shareholder value and choice. If the shareholders reject all offers, we will roll up our sleeves as a significant shareholder and hopefully under the guidance of a better qualified and more appropriately compensated Board of Directors seek to further enhance value for all shareholders.

Of course, no binding obligation on the part of New Frontier Media or the undersigned shall arise with respect to the proposal or any transaction unless and until such time as definitive documentation satisfactory to us and approved by New Frontier Media’s Board of Directors is executed and delivered.

We would like to move forward immediately and are ready to meet and start immediate negotiations to maximize value for all shareholders. It is our belief that this offer is fair and in the best interest of the Company and its shareholders, and that the shareholders will find such a proposal attractive if presented to them.

Yours faithfully

Longkloof Limited